Mail Stop 3561

November 25, 2009

Mario Jakiri Tolentino
President, Treasurer, Director
Online Tele-Solutions Inc.
Block 225, 02-213, Tampines St 23
Singapore, 521225

> **Re:** **Online Tele-Solutions Inc.**
> **Registration Statement on Form S-1**
> **Filed October 29, 2009**
> **File No. 333-162730**

Dear Mr. Tolentino:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. Please delete the parenthetical terms from the first paragraph since the meanings of the terms are clear from the context in which they are used. In addition, please revise your summary to include all material information and delete your reference to certain highlighted information.

Risk Factors, page 3

2. You state in the second risk factor on page four that selling to small businesses can be more difficult than selling to and retaining large enterprises because, in part, small businesses "have high churn rates in part because of the nature of their business."

Please define "high churn rates" as you use it in this context and why this makes it difficult to retain small businesses.

Selling Stockholders, page 12

3. Please clarify in the footnotes to your Selling Stockholders table, if true, that Mr. and Mrs. Valencia own a total of 40,000 shares between them and that Lee Wai Kay and Marina Returco Lee own a total of 40,000 shares between them.

4. On page 13 you state that none of the selling stockholders at any time in the past three years has had a material relationship with you or any of your affiliates. In light of the fact that Yolanda B. Ordendain is the wife of Owen A. Ordendain and Owen A. Ordendain is a director and a 35% shareholder, please revise your statement or tell us why it is not appropriate for you to do so.

Plan of Distribution, page 14

5. In this section, please discuss or reference the "penny stock" restrictions on your shares.

Our Business, page 19

Market Opportunity, page 19

6. Please revise this section and your prospectus, as appropriate, to explain what you mean by a "hosted software solution." For example, please clarify if you intend to staff a call center and use your software or if your customers will use your software on their machines and then access, through your software and the internet, the information that is stored on your servers.

Products and Services, page 20

7. We note your reference that Salesforce.com is one of your competitors. Given your size and operating history, it appears inappropriate for you refer to Salesforce.com as your competitor. Therefore, please delete your references to Salesforce.com in this section or tell us why it would not be appropriate for you to do so. Also, please make similar revisions to your Competition section beginning on page 23 with respect to Salesforce.com and the other entities you identify in that section. In this regard, please clearly state your competitive position in the market. See Item 101(c)(x) of Regulation S-K.

8. You state that you will target small and medium sized call centers and companies seeking to deploy their own internal call center. Also, in your "Competition" section you state that you will target the lower and middle range of the market and this will allow you to provide a full integrated solution at a lower cost than your competitors. Please provide your definition of a small or medium sized call center or business and

what you define as the lower and middle range of the market. For example, please state if you define small or medium sized businesses by revenues, the number of calls they handle daily, the number of representatives in their call center or some other criteria. Also, please discuss how targeting this range of the market will allow you to provide a full integrated solution at a lower cost than your competitors. Please also revise your Management's Discussion and Analysis of Financial Condition and Results of Operations section and your Competition section, as appropriate, in response to this comment.

Subscriber Portal, page 21

9. You state in the final sentence of the first paragraph on page 21 that "[o]ur product will be developed in modular fashion." Please explain what you mean by "developed in a modular fashion."

Product Development Timeline, page 22

Hiring of Contractor for Software Development, page 22

10. We note your statement that you have had discussions with several prospective software developers regarding the development of your product and that you intend to hire a developer by the end of 2009. Please state how you identified these developers and please state what factors you will consider in determining what developers you will use. Also, please revise to discuss the material terms you intend to include in your agreement with the software developer. If you have a form of this agreement, please file it as an exhibit to your registration statement.

Evaluation, page 22

11. Please state what you mean that you will develop a "high-level requirement list."

Fees and Payment Method, page 23

12. Please define "per user station" as used in this context.

13. Please discuss the perceived impact, if any, on your ability to gain customers and create revenues in view of your intent to initially block calls outside Canada and the United States. In this regard, please briefly discuss the circumstances under which you would allow calls outside Canada and the United States. Further, clarify whether you will be blocking calls originating outside Canada and the United States or calls placed to numbers outside the U.S. and Canada or both.

Competition and Competitive Strategy, page 23

14. Please clarify in this section or in another appropriate place in your Business section the difference between a hosted CRM service versus a hosted CRM/call center solution.

Sales Revenue, page 25

15. We note your statement that your directors have already identified a number of prospective resellers. Please state how your directors identified these resellers and please state what factors you will consider in determining what resellers you will use. Also, please discuss the material terms you intend to include in your agreement with the resellers including how you will compensate the resellers, such as by commission or a flat fee. If you have a form of the reseller agreement you intend to use, please file it as an exhibit to your registration statement.

Certain Relationships and Related Transactions, page 30

16. Please discuss briefly why the stock issued to Mr. Abelanes was transferred to Mr. Ordendain, your director, on October 23, 2009 and the material terms underlying the transfer.

Security Ownership of Certain Beneficial Owners and Management, page 30

17. We note that your Security Ownership of Certain Beneficial Owners and Management table indicates that all officers and directors as a group beneficially own 1,500,000 shares. However, your table indicates that Mr. Orendain, your director, beneficially owns 770,000 shares and Mr. Tolentino, your President, owns 750,000 shares, which equals 1,520,000 shares. Please revise your table accordingly or advise why it is not appropriate for you to do so.

Management's Discussion and Analysis of Financial Condition and Results…, page 32

Activities to Date, page 33

18. Please expand your discussion to describe the "extensive market research" that your directors have conducted with respect to this business opportunity.

Liquidity and Capital Resources, page 34

19. Please disclose how you expect to finance the difference between cash and other prepaid amounts on hand at July 31, 2009 and budgeted expenses over the next twelve months, as disclosed on page 33. In this regard, we note your disclosure on page 34 that you believe your current funding will allow you to complete development of your website, implement your marketing plan and remain in business for twelve months.

Where you can get More Information, page 35

20. Please revise your disclosure to indicate that you will be required to file reports with us upon effectiveness of your registration statement and the type of reports you will file. Please see Item 101(h)(5)(ii) of Regulation S-K.

Financial Statements for Fiscal Year Ended January 31, 2009

21. Please note the updating requirements of Rule 8-08 of Regulation S-X to the extent applicable in your next amendment.

Note 7 – Related Party Transaction, page F-10

22. Please disclose that the financial statements do not include compensation charges for services donated by the sole officer of your company, and quantify the fair value of the donated services. Refer to paragraph 2 of SFAS 57 (ASC 850-10-50-1).

23. Reference is made to the disclosure on page 27 that your sole officer provides you with your primary office space free of charge for at least the next twelve months. Please disclose this related party arrangement in the notes to your financial statements. Refer to paragraph 2 of SFAS 57 (ASC 850-10-50-1). Please also tell us why you have not recorded the fair value of the donated space as an expense with a corresponding credit to paid-in capital. Refer to SAB Topic 5.T. (ASC 225-10-S99-4).

Interim Financial Statements for Fiscal Period Ended July 31, 2009

Balance Sheet, page F-11

24. Please tell us why the $15,000 deposit towards the development of your website is classified as a current asset. Refer to Chapter 3 Section A of ARB 43 (ASC 205-10-45-1 through 45-4) which provides that assets that are designated for expenditure in the acquisition of noncurrent assets should be classified as non-current.

Item 14. Indemnification of Directors and Officers, page II-1

25. We note that you state the general effect of the Nevada Revised Statutes as it relates to immunity from liability for your directors. Please revise this discussion to discuss the effect of the Nevada Revised Statutes as it relates to the indemnification of both your directors and your officers for liability that they may incur in their respective capacities. Also, please tell us if you meant to use the word "immunity" or if you meant "indemnification." We also note that you identify several areas that are "excepted from immunity." Please clarify if the Nevada Revised Statues or your Articles of Incorporation provide these exceptions.

Signatures, II-4

26. Please revise your S-1 to include the proper conformed signatures. In this regard, please identify below the signature of Mario Jakiri Tolentino if, in his individual capacity, he is signing as your principal executive, financial and accounting officer.

Exhibit 5

27. We note the opinion references an aggregate of 720,000 shares. Please revise to conform to the amount of securities being registered. We also note that the opinion expands the usual statement whereby counsel does not admit to being an expert as defined in Section 7 of the Securities Act of 1933 to also include Section 11. Please revise or advise us of the reason(s) for including Section 11.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3202 or in her absence Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David E. Danovitch, Esq.
       Gersten Savage LLP
       Via facsimile